EXHIBIT 21

                         Subsidiaries of the Registrant

         HomeTown Bank is a federally chartered savings association that is a wholly owned subsidiary of the registrant. Redwood Falls Federal Services, Inc. is a wholly-owned subsidiary of HomeTown Bank that was chartered by the State of Minnesota. Both subsidiaries conduct business with their chartered names.